02023429

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53685

RECEIVED AUG 23 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTTSDALE CAPITAL ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5846 E. INDIAN BEND ROAD
(No. and Street)

PARADISE VALLEY (City) ARIZONA (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUSTINE HURRY 480/368-8363 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WAGNER & COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

3101 N. CENTRAL AVENUE, SUITE 300 (Address) PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUSTINE HURRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTTSDALE CAPITAL ADVISORS CORPORATION, as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMBER QUINN
Notary Public - Arizona
Maricopa County
My Commission Expires Jul 20, 2005

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTTSDALE CAPITAL ADVISORS CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended June 30, 2002

CONTENTS

Miller Wagner & Company, PLLC

Certified Public Accountants

3101 North Central Avenue
Suite 300
Phoenix AZ 85012 2638

602 264 6835
Fax 602 265 7631

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Scottsdale Capital Advisors Corporation

We have audited the accompanying statement of financial condition of

SCOTTSDALE CAPITAL ADVISORS CORPORATION

at June 30, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the *Company's* management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Scottsdale Capital Advisors Corporation*** at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission presented on page 10 and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) presented on page 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wagner & Company, PLLC

August 12, 2002
Phoenix, Arizona

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash	$ 215,871
Deposit with clearing organization	50,000
Receivable from clearing organization	287
Prepaid expenses and deposits	16,109
Deferred income tax asset	600
Furniture and equipment, less accumulated depreciation of $1,972	93,028
TOTAL ASSETS	$ 375,895

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ -
Accrued expenses	-
TOTAL LIABILITIES	-
Stockholder's equity	
Common stock, no par value, authorized 1,000,000 shares, issued and outstanding 1,000,000 shares	345,000
Additional paid-in capital	33,000
Accumulated deficit	(2,105)
TOTAL STOCKHOLDER'S EQUITY	375,895
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 375,895

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF OPERATIONS

Year Ended June 30, 2002

REVENUES	
Commissions	$ 609
Consulting	15,985
Trading losses	(3,251)
Interest	2,869
TOTAL REVENUES	16,212
EXPENSES	
Licensing fees	16,109
Depreciation	1,972
Clearing fees	321
Other	515
TOTAL OPERATING EXPENSES	18,917
LOSS BEFORE INCOME TAX BENEFIT	(2,705)
INCOME TAX BENEFIT	(600)
NET LOSS	$ (2,105)

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2002

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at July 1, 2002	345,000	$ 345,000	$ -	$ -	$ 345,000
Issuance of common stock	-	-	-	-	-
Additional capital contributed	-	-	33,000	-	33,000
Net loss	-	-	-	(2,105)	(2,105)
Balance at June 30, 2002	345,000	$ 345,000	$ 33,000	$ (2,105)	$ 375,895

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF CASH FLOWS

Year Ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (2,105)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,972
Change in deferred income taxes	(600)
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing organization	(50,000)
Receivable from clearing organization	(287)
Prepaid expenses and deposits	(16,109)
Net cash used in operating activities	(67,129)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributed	283,000
NET CHANGE IN CASH	215,871
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ 215,871

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During the year, the sole stockholder contributed furniture and equipment valued at $95,000.

See Accompanying Notes to Financial Statements

SCOTTSDALE CAPITAL ADVISORS CORPORATION

NOTES TO FINANCIAL STATEMENTS

Year Ended June 30, 2002

(1) Company operations and summary of significant accounting policies

Company operations - ***Scottsdale Capital Advisors Corporation*** (the "*Company*") was incorporated in the state of Arizona on June 29, 2001 and commenced operations in June 2002. The *Company* is a full service broker dealer and a member of both the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC). ***Scottsdale Capital Advisors Corporation*** also offers investment banking services for both public offerings and private placements. The *Company* is located in Scottsdale, Arizona and provides services to customers throughout the United States.

The *Company*, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the *Company's* statement of financial condition as well as its liquidity.

The significant accounting policies followed by the *Company* are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid debt instruments with original maturities of three months or less.

Securities transactions - Securities transactions of the *Company* and commission income and expense are recorded on a trade date basis. Securities owned are valued at market value.

Depreciation – Depreciation of furniture and equipment is computed using the straight-line method over estimated useful lives of 3 to 5 years.

(2) Net capital requirements

The *Company* is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2002, the *Company* had net capital of $266,158, which was $166,158 in excess of its minimum required net capital. Since there was no aggregate indebtedness at June 30, 2002, the aggregate indebtedness to net capital requirement is met.

(3) Concentrations of credit risk

The *Company* has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the *Company* to risk and potential loss. The *Company* utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the *Company* to concentrations of credit risk. The *Company* places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At June 30, 2002, the *Company* had $115,871 of cash deposits in excess of the FDIC coverage.

(4) Income taxes

Income taxes are provided for the effect of transactions reported in the financial statements and consist of deferred income taxes related to differences between the financial reporting and income tax basis of property and equipment and net operating loss carryforwards. A valuation allowance may be provided for deferred tax assets if it is more likely than not these items will either expire before the *Company* is able to realize their benefit, or that future deductibility is uncertain. The deferred income tax assets represent the future tax return consequences of these differences and the net operating loss carryforwards, which will be deductible against future taxable income.

The *Company* has available at June 30, 2002 a federal and a state net operating loss carryforward of approximately $2,700. The federal carryforward expires in 2022 and the state carryforward expires in 2007. Both net operating loss carryforwards may be applied against future taxable income. Realization of the deferred tax asset of $1,000 related to the utilization of the federal and state net operating loss carryovers at June 30, 2002 is dependent upon the *Company* generating sufficient future taxable income against which these loss carryforwards can be offset. Although the *Company* expects to fully benefit from the recorded deferred tax asset, that expectation could change if near-term estimates of future taxable income during the carryforward period are reduced.

The income tax benefit consists of:

Current benefit:	
Federal	$ -
State	-
Total current benefit	-
Deferred benefit:	
Federal	(400)
State	(200)
Total deferred benefit	(600)
Total income tax benefit	$ (600)

The components of deferred income tax assets (liabilities) included in the accompanying statement of financial condition are as follows:

Federal net operating loss carryforwards	$ 400
State net operating loss carryforwards	200
Net deferred income tax assets	$ 600

(6) Leases

The *Company* has entered into a lease for office facilities to begin in September 2002. Future minimum lease payments under that operating lease with initial or remaining terms in excess of one year at June 30, 2002 are as follows:

Years Ending June 30,	
2003	$ 48,000
2004	59,000
2005	66,000
2006	63,000
2007	64,000
Subsequent to 2007	11,000
Total future minimum lease payments	$ 306,000

No renewal options are provided in the lease. In the normal course of business, operating leases are generally renewed or replaced by other leases.

ADDITIONAL INFORMATION

SCOTTSDALE CAPITAL ADVISORS CORPORATION

ADDITIONAL INFORMATION

June 30, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 375,895
Less nonallowable assets:		
Property and equipment	$ 93,028	
Prepaid expenses	16,109	
Deferred taxes	600	
Total nonallowable assets		109,737
Net capital		266,158
Less: Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 166,158
AGGREGATE INDEBTEDNESS - LIABILITIES		$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		Not applicable

See Independent Auditor's Report

SCOTTSDALE CAPITAL ADVISORS CORPORATION

ADDITIONAL INFORMATION

June 30, 2002

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$	266,158
POST CLOSING ADJUSTMENTS:		
None		-
NET CAPITAL	$	266,158

See Independent Auditor's Report

Miller Wagner & Company, PLLC

Certified
Public
Accountants

3101 North
Central Avenue
Suite 300
Phoenix AZ
85012 2638

602 264 6835

Fax
602 265 7631

To the Board of Directors of
Scottsdale Capital Advisors Corporation

In planning and performing our audit of the financial statements of ***Scottsdale Capital Advisors Corporation*** for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by ***Scottsdale Capital Advisors Corporation***, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the *Company* does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the *Company* in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the *Company* is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the *Company* has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the *Company's* practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of ***Scottsdale Capital Advisors Corporation*** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wagner & Company, PLLC

August 12, 2002
Phoenix, Arizona

SCOTTSDALE CAPITAL ADVISORS CORPORATION

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended June 30, 2002